

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

November 29, 2006

<u>via U.S. mail and facsimile</u>

Mr. Leroy M. Ball
Chief Financial Officer
Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717

   **RE: Calgon Carbon Corporation
     Form 10-K for the Year Ended December 31, 2005
     Filed March 30, 2006
     Form 10-Q for the Quarterly Period Ended June 30, 2006
     Filed August 9, 2006
     Form 8-K
     Filed November 16, 2006
     File No. 001-10776**

Dear Mr. Ball:

  We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Exhibit 13.0

Results of Operations, page 5

1. We note you have disclosed the nature of the changes in your net sales by segment in your results of operations discussion. However, in future filings, expand your disclosures to include a discussion of each of your segments profitability and cash needs. Refer to Financial Reporting Codification 501.06.a. Specifically, explain to us and disclose in your future filings, why your Equipment and Consumer reporting segments have experienced operating losses in each of the three years ended December 31, 2005.

Critical Accounting Policies, page 10

2. In light of the significance of your pension plans and the assumptions involved, please disclose the following in future filings:
   - The effect of a 1% change in each of your material assumptions on your balance sheet and income statement.
   - Please clarify your statement that your expected annual return on plan assets is based on broad equity and bond indices. In this regard, please clarify the extent to which you considered your actual asset portfolio and reasonably likely changes in your asset portfolio.
   - Further discussion regarding the basis for your assumptions. In particular, please clarify why you expect to achieve plan asset returns for your European plans at or in excess of levels attained in the broad equity and bond indices, given that your historical return has been below these indices, as disclosed on page 34. Similarly, please clarify why you estimate that your plan asset returns on your U.S. plans will exceed your historical 10-year compounded rate of return, as disclosed on page 32.

   In your response, please show us your proposed disclosures.

Internal Controls – Report of Independent Registered Public Accounting Firm, page 14

3. We note in Deloitte & Touche's audit report on page 15, that they did not audit the financial statements of Chemviron Carbon Ltd. and subsidiaries as of and for the years ending December 31, 2005 and 2004, but rather relied on a report by other auditors. However, in Deloitte & Touche's report of internal controls, there is no mention of this other auditor. Therefore, it appears that Deloitte & Touche has taken full responsibility for the audit of management's assessment of internal controls. Please have Deloitte & Touche confirm our understanding and help us understand why it did not rely on the other auditors for its audit of management's assessment of internal controls.

Financial Statements - Report of Independent Registered Public Accounting Firm, page 15

4. We note that Deloitte & Touche makes reference to another auditors' report. Please tell us why you have not included the other auditor's report in your 2005 Form 10-K.

Consolidated Statements of Income and Comprehensive Income, page 16

5. Your disclosures on page 4 under Business states that you are a global leader in services, products, and solutions for purifying water and air. You further disclose that the service aspect of your Activated Carbon and Service segment consists primarily of reactivation of spent carbon and the leasing, monitoring and maintenance of carbon adsorption equipment. In future filings, please breakout your net sales and revenues from services separately and the related cost of goods sold from cost of services. Refer to paragraphs (b)1-2 of Item 5-03 of Regulation S-X.

1. Summary of Accounting Policies, Revenue Recognition, page 20

6. We note that you use the percentage of completion method to account for revenue for major equipment projects. If material, please disclose the following in future filings. Please also provide to us your proposed revised language.
   - The general nature and terms of your long-term contracts;
   - How the nature of your contracts (e.g. cost-plus, fixed price and milestones) impacts your accounting;
   - The principle components of contract costs;
   - How and when you recognize contract incentives, if applicable;
   - How you recognize revenues for claims and unapproved change orders;
   - The amount of revenue attributable to claims and unapproved change orders, if material;
   - How you account for indirect costs.

7. We further note your disclosure on page 8 of your Form 10-K under Environmental Water and Air Market, that you provide carbon, services and carbon equipment for these applications. In consideration of these disclosures, please tell us if you have any material arrangements with multiple deliverables which you treat as one unit of accounting. If so, please tell us your revenue recognition policy for such arrangements, and your basis in GAAP for your accounting. Please also disclose this in your revenue recognition policy in future filings.

7. Goodwill and Intangible Assets, page 25

8. You have assigned $13.3 million or 39% of your total goodwill balance as of December 31, 2005 to your Equipment segment. We note that you have experienced growing operating losses for each of the past three years in the Equipment segment. We further note that your Equipment segment experienced an operating loss in the six months ended June 30, 2006, which is significantly greater than the loss experienced in the six months ended June 30, 2005. As such, please explain to us how you determined that this reportable segment did not have any goodwill impairment at December 31, 2005. In addition, please provide to us your goodwill impairment tests for each of your reporting units for the past three years. As part of your response, please also provide us with the following:
   - The name of each reporting unit.
   - The amount of goodwill at each reporting unit at each balance sheet date.
   - The estimated fair value and the carrying amount of each reporting unit as of December 31, 2004.
   - Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for each of your reporting units.
   - The basis for each of your assumptions.
   - A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

9. Borrowing Arrangements, page 26

9. Your disclosure states that at September 30, 2005, you were in violation of your leverage covenant and all of your debt outstanding under this facility was classified as short term. Further, in November 2005, you secured a waiver of this covenant which was scheduled to expire on January 31, 2006 and on January 30, 2006, you amended and restated the existing revolving credit facility. We note on page 14 of your Form 10-Q for the period ended March 31, 2006 that you were in compliance with these covenants as of December 31, 2005, as amended. We further note that on page 14 of your Form 10-Q that you were not in compliance with your Fixed Charge covenant ratio at March 31, 2006 and on page 13 of your Form 10-Q for the period ended June 30, 2006, you remained out of compliance with the Fixed Charge covenant ratio and also were out of compliance with your Leverage Covenant ratio. Your balance sheets at March 31, 2006 and June 30, 2006 also show that associated borrowings have been reclassified from long-term to short-term. Please explain to us your consideration of EITF 86-30 and tell us specifically the facts and circumstances that you considered at December 31, 2005 supporting your view that you would not violate any additional loan covenants over the next 12 months.

14. Benefit for Income Taxes, page 35

> 10. Please tell us the following regarding your accounting for income taxes:
>   - We note your Item 4.02 8-K disclosing errors in your income tax accounting. Please tell us the nature of these errors and the circumstances that gave rise to them.
>   - We note that you have a cumulative pre-tax book loss over the past three years. However, we also note that you have recognized a net deferred tax asset of $25,743 as of December 31, 2005. Please tell us your consideration of each of the sources of taxable income in paragraph 21 of SFAS 109 in determining that this net deferred tax asset is recoverable. With respect to paragraph 21.a, please tell us the extent to which the reversal of your deferred tax liabilities will generate taxable income of the same character, timing, and jurisdiction as the reversal of your deferred tax assets.
>   - You state on page 6 that the primary item that contributed to the change in the effective tax rate from 2004 to 2005 is the reversal of tax contingency accruals. Please provide us with a rollforward of your tax contingency accruals for each period from January 1, 2003 to June 30, 2006, along with an explanation (1) as to the reason for each accrual and (2) for each material change in each accrual.
>   - Please tell us the nature of your "revision of prior year's accruals" disclosed on page 35 and the circumstances that gave rise to the adjustment. Given the magnitude of the adjustment, please clarify why you did not restate prior periods to reflect this adjustment in the appropriate periods.
>   - We note significant variations from year to year in your benefit of extraterritorial income exclusion. Given the materiality of these benefits, please disclose the reasons for these variations and any material uncertainties regarding the amount of this benefit in future filings. In your response, please provide us with your proposed disclosures.
>   - We note that you increased your deferred tax asset valuation allowance by $1,835 in 2004, based on your disclosures on page 27. Please tell us where you have reflected this increase in your income tax rate reconciliation on page 35.

21. Segment Information, page 40

> 11. You currently have three reportable segments. We note your Form 8-K filed on April 22, 2004 that discusses your completion of a strategic planning process. We note that this process included consideration of how you compiled and reported financial information to your CODM, which resulted in a decrease of reportable segments from four to three. Given that for the year ended December 31, 2005, your Activated Carbon and Service segment, Equipment segment and Consumer segment represented 83.2%, 12.7%, and 4.1% of your net sales, respectively, please explain to us your analysis of how the aggregation of your previously

separately reported segments of Activated Carbon and Service improves your readers' understanding of your performance of your different types of business activities. We note your disclosure on page 4 that your Activated Carbon and Service segment manufacturers granular activated carbon for use in applications to remove organic compounds from water, air and other liquids and gases and the service aspect of the segment consists primarily of reactivation of spent carbon and the leasing, monitoring and maintenance of carbon adsorption equipment. We further note on your website, under "Our Company", you continue to identify your business units as Activated Carbon, Engineered Systems, and Service Options, and Consumer Products. Given the above, please tell us in detail how you determined that you met each of the criteria in paragraph 17 of SFAS 131 for aggregation of Activated Carbon and Service. As part of your response, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).In addition, provide us with copies of the relevant financial reports reviewed by your chief operating decision maker – see paragraph 10 of SFAS 131. Also provide us with a management organizational chart so that we may see how your company is structured and who reports to the chief operating decision maker.

Form 10-Q for the Quarterly Period Ended June 30, 2006

<u>Related Party Transactions</u>

12. We note under your discussion of Results of Operations on page 20, that one of reasons for the increase in your net sales for the Activated Carbon and Service segment was an increase in sales of activated carbon in Japan to your joint venture, Calgon Mitsubishi Chemical Corporation. However, it does not appear that you have any additional related party transaction disclosures. Please include such disclosures in future filings. Refer to paragraph 2 of SFAS 57.

Form 8-K filed November 16, 2006

13. We note your disclosure that the Federal Court of Canada found that your Canadian patent for the use of ultraviolet light to prevent infection from Cryptosporidium in drinking water is invalid. Please tell us your consideration of this decision in assessing the recoverability of your patents. If you do not believe that this decision results in the need for an impairment charge, please tell us why not.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah, Accountant, at (202) 551-3255, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant